UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Mergers and Acquisitions Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Jacquin 415.358.3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Maresca and McQuade, PA
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Parkway, Suite 770	Columbia	MD	21044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Nimmo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Mergers and Acquisitions Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On 02/24/2021 before me, JAPJIT SANDHU, Notary Public
(insert name and title of the officer)

personally appeared Jennifer Nimmo,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

Signature [signature] **(Seal)**

TABLE OF CONTENTS

JM&M
Jones, Maresca & McQuade, P.A.
Certified Public Accountants

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of North Point Mergers and Acquisitions, Inc. (formerly, "North Point Advisors, Inc.") as of December 31, 2020, and the related statements of income, changes in stockholder's equity and comprehensive income and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Mergers and Acquisitions, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our responsibility is to express an opinion on North Point Mergers and Acquisitions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to North Point Mergers and Acquisitions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Members Of The American Institute Of Certified Public Accountants
Columbia, MD Largo, MD Washington, D.C.

Auditor's Report on Supplemental Information

The following supplemental information has been subjected to the audit procedures performed in conjunction with the audit of North Point Mergers and Acquisitions, Inc.'s financial statements.:

1. Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission,
2. Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition,
3. Schedule of Assessment and Payments [Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7)]

The supplemental information is the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition, and the Schedule of Assessment and Payments referred to above are fairly stated, in all material respects in relation to the financial statements taken as a whole.

We have served as North Point Mergers and Acquisitions, Inc.'s (successor entity) auditor for 2020, North Point Advisors, Inc's (succeeding entity) auditor in 2019 and as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

Jones Maresca & McQuade PA

Columbia, MD
February 26, 2021

NORTH POINT MERGERS AND ACQUISITIONS, INC.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	22,350,617
Accounts receivable		19,868
Employee advances		194,839
Due from affiliates		35,672,123
Client reimbursable expenses		115,644
Prepaid expenses and deposits		26,000
Total Current Assets		58,379,091
OTHER ASSETS		
Right-of-use-asset		1,626,868
Deferred income tax asset		1,588,000
Total Other Assets		3,214,868
TOTAL ASSETS	$	61,593,959

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	580,791
Accrued tax liability		3,456,763
Unearned revenue		54,279
Operating lease liability, current portion		461,965
Total Current Liabilities		4,553,798
NON-CURRENT LIABILITIES		
Operating lease liability, net of current portion		1,296,403
TOTAL LIABILITIES		5,850,201
STOCKHOLDER'S EQUITY		
Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares		1,000
Additional paid-in-capital		27,999,000
Accumulated other comprehensive income		(4,385,418)
Retained earnings		32,129,176
TOTAL STOCKHOLDER'S EQUITY		55,743,758
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	61,593,959

The accompanying notes are in integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUE		
Advisory fees	$	35,847,244
Other income: forgiveness of loan		606,800
Interest income		353,190
Total Revenue		36,807,234
EXPENSES		
Compensation		11,622,079
Benefits and taxes		1,404,352
Professional fees		4,530,010
Occupancy		554,932
Office expenses		677,882
Travel, entertainment and business development		1,609,861
Data and analytics		68,930
Repairs and maintenance		176,636
Contributions		645,755
Aircraft expenses		1,129,845
Licenses and fees		20,150
Fines and penalties		11,555
Total Expenses		22,451,987
NET INCOME BEFORE TAXES		14,355,247
INCOME TAXES		
Current taxes		3,505,218
Deferred taxes		(7,812)
Total Income Taxes		3,497,406
NET INCOME	$	10,857,841

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total	Comprehensive Income (Loss)
	Shares	Amount					
BALANCE, December 31, 2019	1,000,000	$ 1,000	$ 27,999,000	$ (4,296,606)	$ 21,271,335	$ 44,974,729	$ -
NET INCOME	-	-	-	-	10,857,841	10,857,841	10,857,841
DEFERRED TAXES, related to amortization of tax goodwill	-	-	-	(88,812)	-	(88,812)	(88,812)
BALANCE, December 31, 2020	1,000,000	$ 1,000	$ 27,999,000	$ (4,385,418)	$ 32,129,176	$ 55,743,758	$ 10,769,029

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,857,841
Adjustments to reconcile net income	
to net cash provided by operating activities	
Deferred income tax	(7,812)
Forgiveness of loan	(606,800)
Changes in assets and liabilities:	
Decrease in accounts receivable	268,081
Decrease in accounts receivable - customers	46,250
Increase in employee advances	(52,354)
Increase in due from affiliates	(4,866,657)
Decrease in client reimbursable expenses	167,457
Decrease in prepaid expenses and deposits	6,627
Decrease in right of use asset	418,853
Decrease in accounts payable and accrued expenses	(312,272)
Decrease in accrued tax liability	(3,169,386)
Increase in unearned revenue	54,279
Decrease in operating lease liability	(421,952)
Net Cash Provided by Operating Activities	2,382,155
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from forgivable loan	606,800
Net Cash Provided by Financing Activities	606,800
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,988,955
CASH AND CASH EQUIVALENTS, beginning of year	19,361,662
CASH AND CASH EQUIVALENTS, end of year	$ 22,350,617

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Mergers and Acquisitions, Inc. (formerly North Point Advisors, Inc.), a Delaware corporation (the "Company"), was formed on November 13, 2018. In 2020, the Company changed its name from North Point Advisors, Inc. to North Point Mergers and Acquisitions, Inc. The Company is a wholly owned subsidiary of North Point Management Group, LLC; a Delaware limited liability company (the "Parent") whose sole member is the Jacquin Family Trust. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the Public Company Accounting Oversight Board ("PCAOB").

Basis of Presentation

The accompanying financial statements are those of North Point Mergers and Acquisitions, Inc. and are not intended to be consolidated with its Parent nor combined with the financial statements of North Point Mergers and Acquisitions, Inc. and its affiliates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has certain bank accounts with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2020, the Company had cash that exceeded the FDIC insured limit by approximately $23,000,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Account Receivables

Accounts receivables are stated at the amount management expects to collect from account balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2020, management has determined that all account receivables are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All accounts receivable as of December 31, 2020, are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of December 31, 2020.

Revenue Recognition

The Company has three different revenue streams, Consumer Revenue, Healthcare Revenue, and Wellness Revenue. The Company's primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a new client is acquired, an engagement letter is issued for the scope of the contract. Occasionally the deal is sealed verbally.
The fees for these contracts represent fees earned for investment banking services provided to the Company's clients and are recognized at the time the services related to the transaction are completed which is upon completion of the deal.

In 2020, the Company received a loan under the Paycheck Protection Program (see Footnote 7), that was forgiven and is being recognized as other income on the statement of income.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Current accounting principles topic "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. This topic requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2020.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2020:

Current	
Federal	$ 2,821,525
State	683,693
	3,505,218
Deferred	
Federal	117,000
State	(36,000)
	81,000
Total Income Tax Expense	$ 3,586,218

NOTE 3 – INCOME TAXES - continued

$3,497,406 of the total income tax amount above is included in the statement of income and the remaining $88,812 is included in comprehensive income.

The Company's income tax filing may not be subject to audit by federal and state taxing authorities for years beginning before January 1, 2017.

Current income taxes (benefits) are based upon the year ending December 31, 2020's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of the Company's net deferred tax asset or liability as of December 31, 2020 are as follows:

Deferred Tax Assets:		
Tax goodwill, net of amortization	$	1,325,188
Deferred rent		35,215
State income tax, net of federal rate		196,242
Marketing expenses		31,355
Net Deferred Tax Assets	$	1,588,000

In assessing the valuation of the net deferred tax assets at December 31, 2020 management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

Expected Tax at 21%	$	3,019,858
State income tax expense, net of federal tax		695,064
Prior year state income tax accrual adjustment		(211,704)
Non-deductible expenses		83,000
Provision for income tax	$	3,586,218

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. At December 31, 2020, the Company had net capital of $18,127,284, which was $17,854,468 in excess of its required net capital of $272,816. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2020 was 0.23 to 1.

NOTE 5 - OPERATING LEASE AGREEMENT

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

The Company leases office space in San Francisco, CA through an operating lease agreement which expires on May 31, 2024. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses.

The Company measured the lease liability at the present value of the remaining 41 lease payments using a discount rate of 5.4735% and calculated a lease liability of $1,758,368. The Company recognized a right-of-use asset equal to the value of the calculated lease liability of $1,626,868, adjusted for the carrying amount of the deferred rent liability of $131,500. The present value of the lease payments is calculated using the Company's incremental borrowing rate which was determined based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The weighted average remaining lease term is 3.5 years and the weighted average discount rate is 5.4735% as of December 31, 2020.

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2020, is as follows:

NOTE 5 - OPERATING LEASE AGREEMENT – continued

2021	$	546,841
2022		563,228
2023		580,114
2024		244,684
Total undiscounted lease payment	$	1,934,867
Less: discount		(176,499)
Total Lease Liability	$	1,758,368

Total lease expense for the year ended December 31, 2020 was $527,815. The Company's share of property taxes and maintenance paid was approximately $27,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2020, the total amount of aircraft-related expenses recorded in the statement of operations totaled $1,129,845. As of December 31, 2020, the amount due from NPAV totaled $1,851,412 including accrued interest of $32,277.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2020, the amount due from NPIP totaled $31,257,349 including accrued interest of $515,681.

As of December 31, 2020, the amount due from the Parent company North Point Management Group LLC, totaled $2,563,362 including accrued interest of $50,437. Interest on the above related party receivables accrues annually at 1% on the outstanding balance.

In addition, there was a receivable of $194,839 due from Managing Director of the Company as of December 31, 2020 for expenses paid by the company on his behalf.

NOTE 7 – NOTE PAYABLE

On April 16, 2020, The Company secured $606,800 with Woodforest National Bank (the "Lender") under the Small Business Administration's Paycheck Protection Program ("PPP") that authorized forgivable loans to small businesses. This loan can be used to cover certain expenses during the COVID-19 crisis. The loan amounts will be forgiven as long as the loan proceeds are used to cover payroll costs, rent, certain mortgage interest and utility costs over a period specified in the loan document after the loan is made. If not used for the prescribed purpose, the loan is due on April 16, 2022, along with interest calculated at the rate of 1% per annum. On November 9, 2020, the Company met all conditions for forgiveness of the debt, and the entire principal balance of the loan was forgiven and reclassified to other income in the statement of income.

Subsequent to the year ending December 31, 2020, on January 25, 2021, the Company secured $762,635 with the Lender under the Small Business Administration's Paycheck Protection Program Second Draw Loans that authorized forgivable loans to small businesses under the same conditions as the loan above. If not used for the prescribed purpose, the loan is due on January 25, 2026, along with interest calculated at the rate of 1% per annum. Management feels that the current economic uncertainty makes the loan request necessary to support the ongoing business of the and that it will meet the conditions for forgiveness of the loan.

NOTE 8 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2020.

NOTE 9 - CONCENTRATION OF RISK

For the year ended December 31, 2020, six customers, out of a total of twenty-four customers, accounted for approximately 73% of the Company's revenue.

NOTE 10 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 26, 2021, the date the financial statements were available to be issued. Except as noted in Note 7, there were no additional events or transactions, that were discovered during the evaluation that required further recognition or disclosure in the financial statements.

JM&M
JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3

To the President of,
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying *"Exemption reporting by a registered Broker-Dealer under Rule 17 C.F.R. § 15c3-3"*, in which (1) North Point Mergers and Acquisitions, Inc. does not claim an exemption from SEA Rule 15c3-3, as it does not qualify to do so, under any specific exemption paragraph; and (2) North Point Mergers and Acquisitions, Inc. stated that North Point Mergers and Acquisitions, Inc. met the exemption provisions, under the "Non-Covered Firm" provisions as specified by the Financial Industry Regulatory Authority (FINRA), throughout the most recent fiscal year without exception. North Point Mergers and Acquisitions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Mergers and Acquisitions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Maresca & McQuade PA

Columbia, MD
February 26, 2021

North Point
Mergers & Acquisitions

580 California Street
Suite 2000
San Francisco, CA 94104

Tel: 415.358.3500
Fax: 415.358.3555

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3

North Point Mergers and Acquisitions, Inc. (the "Company") does not claim an exemption from SEC Rule 15c3-3. The Company confirms that for the period January 1, 2020 through December 31, 2020, did not:

(1) Directly or indirectly receive, hold or otherwise owe funds or securities for or to customers,
(2) Did not carry accounts of or for customers and
(3) Did not carry Proprietary Accounts of Broker-Dealers ("PAB") accounts

The Company engages in the following business activities:

(1) Private placement of securities
(2) Selling group participant in public best efforts underwriting of corporate securities
(3) Business consulting, including mergers and acquisitions, business plan and development, strategic planning, market research and valuation.

North Point Mergers and Acquisitions, Inc.
San Francisco, CA
March 1, 2021

____________________________ February 26, 2021

David Jacquin, President Date

SCHEDULE 1

NORTH POINT MERGERS AND ACQUISITIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

1	Stockholder's equity from balance sheet	$ 55,743,758
3	Total ownership equity qualified for net capital	55,743,758
6	Deductions	
	Non-allowable assets	
	Accounts receivable	19,868
	Due from affiliates	35,672,123
	Other assets	1,924,483
6a	Total non-allowable assets	37,616,474
8	Net capital before haircuts on securities	18,127,284
9e	Less haircuts on other securities	-
10	Net Capital	18,127,284

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	272,482
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	272,482
14	Excess net capital (line 10 less line 13)	17,854,802
15	Net capital less 10% of line 19	17,718,561

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other	4,087,225
19	Aggregate indebtedness	$ 4,087,225
20	Ratio: Aggregate indebtedness to net capital	22.55%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2020, to the audited statement of financial condition.

See the independent auditor's report.

SCHEDULE 2

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Line		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		AUDITED STATEMENT OF FINANCIAL CONDITION
	Assets				
1	Cash	$ 22,350,617	$ -		$ 22,350,617
3	Receivables from non-customers	22,770	(2,902)	[a]	19,868
9	Receivable from affiliates	35,318,932	353,191	[b]	35,672,123
10	Right-of-use asset	1,592,057	34,811	[c]	1,626,868
11	Other assets	2,102,408	(177,925)	[d]	1,924,483
12	Total assets	$ 61,386,784	$ 207,175		$ 61,593,959
	Liabilities				
17	Accounts payable, accrued liabilities and other liabilities	$ 2,722,060	$ 3,128,141	[e]	$ 5,850,201
20	Total liabilities	2,722,060	3,128,141		5,850,201
	Ownership Equity				
22	Stockholder's equity	58,664,724	(2,920,966)		55,743,758
25	Total liabilities and member's equity	$ 61,386,784	$ 207,175		$ 61,593,959

Explanations for audit adjustments:

[a] To write off receivables of $57,181 and reclass $54,279 of unearned revenue.
[b] To increase affiliates receivables by $353,191 for accrued interest.
[c] To increase the right-of-use asset value by $34,811.
[d] To increase employee advances by $147,519, decrease prepaid expenses by $212,976, decrease client reimbursable expenses by $31,468 and reduce deferred tax assets by $81,000.
[e] To increase the accrued tax liability by $3,456,763, increase accounts payable by $193,696, increase unearned revenue by $54,279, increase the lease liability by $30,203, and decrease the forgivable loan balance by $606,800.

See the independent auditor's report.

SCHEDULE 2
(continued)

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Stockholder's equity from balance sheet	$ 58,664,724	$ (2,920,966)		$ 55,743,758
3	Total ownership equity qualified for net capital	58,664,724	(2,920,966)		55,743,758
4b	Add: Other (deductions) or allowable credits (List) -	606,800	(606,800)		-
5	Total capital and allowable subordinated liabilities	59,271,524	(3,527,766)		55,743,758
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	22,770	(2,902)	[a]	19,868
	Due from affiliates	35,318,932	353,191	[b]	35,672,123
	Client reimbursable expenses, prepaid expenses loan receivable, deferred income tax asset	2,102,408	(177,925)	[d]	1,924,483
6a	Total non-allowable assets	37,444,110	172,364		37,616,474
8	Net capital before haircuts on securities	21,827,414	(3,700,130)		18,127,284
9e	Less haircuts on other securities	-	-		-
10	Net Capital	$ 21,827,414	$ (3,700,130)		$ 18,127,284
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 25,806	$ 246,676		$ 272,482
12	Minimum dollar net capital requirement	5,000	-		5,000
13	Net capital requirement (greater of line 11 or 12)	25,806	246,676		272,482
14	Excess net capital (net capital, less net capital requirement)	$ 21,801,608	$ (3,946,806)		$ 17,854,802
15	Net capital less 10% of line 19	$ 21,788,704	$ (4,070,143)		$ 17,718,561
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	387,095	$ 3,700,130	[c]&[e]	$ 4,087,225
19	Aggregate indebtedness	$ 387,095	$ 3,700,130		$ 4,087,225
20	Ratio: Aggregate indebtedness to net capital	1.77%			22.55%

Explanations for audit adjustments:

[a] To write off receivables of $57,181 and reclass $54,279 of unearned revenue.
[b] To increase affiliates receivables by $353,191 for accrued interest.
[c] To increase the right-of-use asset value by $34,811.
[d] To increase employee advances by $147,519, decrease prepaid expenses by $212,976, decrease client reimbursable expenses by $31,468 and reduce deferred tax assets by $81,000.
[e] To increase the accrued tax liability by $3,456,763, increase accounts payable by $193,696, increase unearned revenue by 54,279, increase the lease liability by $30,203, and decrease the forgivable loan by $606,800.

See the independent auditor's report.

JM&M
JONES, MARESCA & MCQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") GENERAL ASSESSMENT RECONCILIATION

To the President of
North Point Mergers and Acquisitions, Inc.
580 California Street, Suite 2000
San Francisco, CA 94104

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 rules, which are enumerated below and were agreed to by North Point Mergers and Acquisitions, Inc., and the SIPC, solely to assist you and SIPC in evaluating North Point Mergers and Acquisitions, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. North Point Mergers and Acquisitions, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 respective to cash disbursement records, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noted no difference;

3. Compared any adjustments reported in SiPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no variances; and

5. No overpayment was carried forward on Form SIPC-7 filed on February 19, 2021.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on North Point Mergers and Acquisitions, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the North Point Mergers and Acquisitions, Inc. and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Jones Maresca & McQuade PA

Columbia, MD
February 26, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*10*******666*************************ALL FOR AADC 940
66709 FINRA DEC
NORTH POINT MERGERS AND ACQUISITIONS INC
NORTH POINT MERGERS AND ACQUISITIONS
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94104-1041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 53,771

B. Less payment made with SIPC-6 filed (exclude interest) (5,940)

7/17/20
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 47,831

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 47,831

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Megers and Acquisition Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 19 day of Feb, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,847,243
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 35,847,243
2e. General Assessment @ .0015	$ 53,771
	(to page 1, line 2.A.)